UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

We have audited the accompanying statement of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Carr, Riggs & Ingram, LLC

Dothan, Alabama
June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee

United Security Bancshares, Inc.

Thomasville, Alabama

We have audited the accompanying statement of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama
June 26, 2008

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
Assets
Investments, at fair value:
Participant directed:
Common Stock, United Security Bancshares, Inc.	$5,693,643	$4,579,795
Mutual Funds	5,439,056	6,958,738

	11,132,699	11,538,533

Nonparticipant directed:
Life insurance contracts	32,364	36,705

Total Investments	11,165,063	11,575,238

Receivables:
Employer contributions	889	—
Participant contributions	888	—
Accrued interest and dividends	77,390	411,883

Total Receivables	79,167	411,883

Cash	45,262	—

Net assets available for benefits	$11,289,492	$11,987,121

See Notes to Financial Statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

2008
Additions to net assets attributed to:
Investments:
Interest and dividend income	$333,942
Net unrealized/realized depreciation in fair value of investments	(1,042,450)

Net investment loss	(708,508)

Contributions:
Employer	459,641
Participant	587,050
Participant rollovers	5,834

Total contributions	1,052,525

Total additions	344,017

Deductions from net assets attributed to:
Benefit payments to participants	1,041,646

Total deductions	1,041,646

Net decrease in net assets available for benefits	(697,629)

Net assets available for benefits at beginning of year	11,987,121

Net assets available for benefits at end of year	$11,289,492

See Notes to Financial Statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN

The following brief description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (collectively, the “Company”):

United Security Bancshares, Inc. (parent company)

First United Security Bank

Acceptance Loan Company

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to a total of $15,500 of pretax annual compensation, as defined in the Plan and subject to applicable limitations of the Internal Revenue Code. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit IRAs. The Company may, at its discretion, match 100% of the participants’ pretax deferrals up to a total of 6% of base compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s match and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employees are eligible to participate in the Plan on the first day of the month following their initial date of service. Effective January 1, 2003, participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon. Prior to January 1, 2003, participants were immediately vested in their contributions, but subject to a six year vesting schedule in employer contributions.

Forfeitures

Prior to January 1, 2003, participants who were not credited with at least 1,000 hours of service during the Plan year forfeited any employer contributions received for that Plan year. The forfeitures were used to reduce future employer contributions to the Plan. Effective January 1, 2003, participants are immediately vested in contributions; therefore, the Plan no longer has forfeitures to reduce future employer contributions to the Plan.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

Participants may elect to receive a distribution upon hardship, termination, retirement or disability. Hardship distributions are allowed for purchasing of a primary residence, financing the higher education of the participant, the participant’s spouse, or dependent, paying unreimbursed medical bills or alleviating other certain financial hardships. Upon termination or retirement, participants may elect to receive a lump sum or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in their contributions and the Company’s match thereon.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below.

Investment Valuation

The Plan’s investments in cash are stated at fair value, which approximates cost. The shares of mutual funds, pooled bond funds and common stock are valued at quoted market prices on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of Benefits

Benefits are recorded when paid.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. The measurement and disclosure requirements of SFAS No. 157 related to financial assets and financial liabilities are effective for the Plan beginning in 2008. The resulting fair values calculated under SFAS No. 157 after adoption are not materially different than the fair values that would have been calculated under previous guidance.

NOTE 3.	INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and/or 2007 are as follows:

	2008	2007
Common Stock, United Security Bancshares, Inc.	$5,693,643	$4,579,795
Federated Prime Obligation Fund	1,239,305	1,037,629
Federated Stock Trust	589,393	871,257
American Funds Growth Fund of America R3	579,664	—
Dreyfus S&P 500 Index Fund	398,577	630,737
Federated Equity Kaufman Fund	335,472	689,131
American Century 20th Century International Fund	243,800	683,894
American Century 20th Century Ultra Advanced Fund	340	797,973

For the year ended December 31, 2008, the Plan’s investments (including investments bought, sold and transferred, as well as held during the year) depreciated $1,042,450 in fair value as determined by quoted market prices as follows:

Common Stock, United Security Bancshares, Inc.	$796,310
Mutual Funds	(1,838,760)

Total	($1,042,450)

NOTE 4.	FAIR VALUE MEASUREMENTS

SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 has been applied prospectively as of the beginning of the period.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS (Continued)

Level	1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level	2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level	3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

All investments in the Plan are classified as Level 1 except for life insurance contracts, which are considered Level 2. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

NOTE 5.	NONPARTICIPANT DIRECTED INVESTMENTS

Nonparticipant directed investments consist of life insurance contracts that certain participants have purchased under the terms of the Plan. The life insurance contracts are stated at the current cash surrender value. The participants pay the annual premiums of the insurance policies from their respective participant accounts.

NOTE 6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan sponsor for administrative and record keeping services totaled $13,387 for the year ended December 31, 2008.

During the years ended December 31, 2008 and 2007, the Plan purchased 17,988 and 13,102 shares of United Security Bancshares, Inc. common stock at a cost of $320,449 and $389,021, respectively. During the year ended December 31, 2008, there were no shares sold by the Plan, however, the Plan sold 29,400 shares of United Security Bancshares, Inc. for $719,607 in 2007.

The Company pays for all legal, accounting and other services on behalf of the Plan.

NOTE 7.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$11,289,492	$11,987,121
Cash to accrual adjustment for accrued interest and dividends	(77,390)	8,699

Net assets available for benefits per the Form 5500	$11,212,102	$11,995,820

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2008 to the Form 5500:

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 7.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500 (Continued)

Net decrease in net assets available for benefits per the financial statements	$(697,629)
Cash to accrual adjustment for accrued interest and dividends	(1,977)

Net decrease in net assets available for benefits per the Form 5500	$(699,606)

NOTE 8.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

NOTE 9.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. During 2008, broad domestic and international indices declined. During this period, the decline in the Plan’s fair value of investments was consistent with these indices. Approximately 50% and 38% of the Plan’s net assets were invested in the common stock of the Company at December 31, 2008 and 2007, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008

(Plan Number 001)

(Employer Identification Number 63-0843362)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	United Security Bancshares, Inc. Common Stock	285,969 shares	**	$5,693,643
	Federated Prime Obligation Fund	1,239,305 shares	**	1,239,305
	Federated Stock Trust	33,526 shares	**	589,393
	American Funds Growth Fund of America R3	28,696 shares	**	579,664
	Federated Total Return Bond Fund	53,481 shares	**	544,439
	Goldman Sachs Short Duration Fund	44,515 shares	**	458,060
	Dreyfus S&P 500 Index Fund	15,798 shares	**	398,577
	Federated Equity Kaufman Fund	93,187 shares	**	335,472
	American Century 20th Century International Fund	32,946 shares	**	243,800
	Accessor Balanced Allocation Fund	19,066 shares	**	237,752
	Accessor Aggressive Growth Fund	16,906 shares	**	184,609
	Federated Capital Appreciation Fund	11,254 shares	**	168,813
	Accessor U. S. Government Money Market Fund	$145,568 face amount	**	145,568
	Accessor Growth Allocation Fund	11,982 shares	**	139,109
	Accessor Income and Growth Fund	9,737 shares	**	122,789
	Accessor Income Allocation Fund	3,934 shares	**	50,233
	Goldman Sachs Large Value	132 shares	**	1,133
	American Century 20th Century Ultra Advanced Fund	24 shares	**	340
	Life insurance contracts	Life insurance policies	***	32,364

				$11,165,063

*	Party-in-interest.
**	Cost not included, funds are participant directed.
***	Investments in life insurance contracts are nonparticipant directed. The face amount of the policies at December 31, 2008 was $205,610.

See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

Date: June 26, 2009	By:	/s/ Larry M. Sellers
Larry M. Sellers
Vice President & Secretary of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm